Exhibit 99.1

ARC Resources Ltd. Confirms April 15, 2016 Dividend Amount

CALGARY, March 16, 2016 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") confirms that an eligible dividend of $0.05 per share will be paid on April 15, 2016 to shareholders of record on March 31, 2016. The ex-dividend date is March 29, 2016. As at March 16, 2016 the trailing twelve-month payments to investors, including the March 15, 2016 payment, total $1.15 per share.

On February 10, 2016, ARC's Board of Directors approved a reduction to the monthly dividend to $0.05 per share from $0.10 per share, effective for the February dividend payable on March 15, 2016. Right-sizing the dividend reduces ARC's funding requirements by approximately $200 million annually, preserves balance sheet strength and better aligns dividends declared to expected funds from operations at current commodity prices.

ARC offers a Dividend Reinvestment Plan ("DRIP") and Stock Dividend Program ("SDP") as optional plans for its shareholders. The DRIP provides the option for Canadian holders of ARC common shares to have their cash dividends reinvested into additional common shares of ARC. The SDP provides the option for shareholders to receive dividends in the form of common shares of ARC in lieu of receiving a cash dividend on the dividend payment date. Common shares issued under the DRIP and SDP are issued at a three per cent discount to the prevailing market price with no broker fees or commissions. Participation in the DRIP and/or SDP is optional; shareholders who do not wish to participate in either plan will continue to receive cash dividends. Additional information on the DRIP and SDP including the Dividend Reinvestment/Stock Dividend Enrollment Form can be found on the company's website at www.arcresources.com or by contacting your financial institution or investment advisor. The availability of the SDP and DRIP and the respective terms and conditions are subject to the discretion of ARC's management and the Board of Directors.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $7.5 billion. ARC's common shares trade on the TSX under the symbol ARX.

ADVISORY - In the interests of providing ARC shareholders and potential investors with information regarding ARC, including Management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including those risks and uncertainties contained in ARC Resources Ltd.'s Annual Information Form filed at www.sedar.com, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website, www.arcresources.com; or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB, T2P 0H7

CO: ARC Resources Ltd.

CNW 16:43e 16-MAR-16